Jessica L. Thomas, CFO

325 Washington Ave Ext,

Albany, NY 12205

+1-800-342-2203

+1-518-218-2511

jthomas@mtiinstruments.com

September 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Mechanical Technology, Incorporated (the “Company”)
Response to Securities and Exchange Commission (“SEC”) Comment Letter
Dated September 10, 2021
Preliminary Proxy Statement on Schedule 14A
Filed August 30, 2021
File No. 001-40261

Ladies and Gentlemen:

The Company has today filed its revised preliminary proxy statement on Schedule 14A. This letter is in response to the comments set forth in your letter to the Company dated September 10, 2021. For your convenience, the comments set forth in your letter are set forth below, followed by the Company’s responses.

The Termination Consideration and the Merger Consideration, page 54

1.	Regarding the acquisition of SCI, please respond to the following comments:

•	We reference the disclosure that SCI does not constitute the acquisition of a “business” yet you state that SCI’s assets and liabilities will be recorded at fair values with any excess recorded as goodwill. Revise to clearly describe your accounting for the acquisition under ASC 805, including how you concluded that it is an asset acquisition or business acquisition.

Based on further analysis and review of the applicable accounting guidance, the Company has determined that the acquisition will be treated as an asset acquisition under ASC 805. Please see pages 47 and 54-55 of the revised proxy statement for a description of how the Company made this determination and how it will account for the acquisition.

325 Washington Avenue Extension | T:518.218.2550 F:518.218.2506 | www.mtiinstruments.com

•	If it is determined that this is a business acquisition, please explain how you considered the requirements in the Instructions to Item 14 of Schedule 14A, including Rule 3-05 and Article 11 of Regulation S-X for historical financial statements of SCI and pro forma financial information for the acquisition.

As discussed above, the Company has determined that the Merger does not constitute a business acquisition for purposes of SEC rules and regulations, including Rule 3-05 and Article 11 of Regulation S-X. We note that, consistent with such determination, page 54 of the Proxy Statement provides that “therefore historical and pro forma financial statements with respect to HEL or SCI and the Merger have not been included in this Proxy Statement.”

•	If you determined that this is the acquisition of assets please clearly disclose the specific assets acquired, how these were valued and why you would have goodwill in the acquisition of assets.

The Company has revised the proxy statement in accordance with the Staff’s comment. Please see pages 47 and 54 of the revised proxy statement. As the Company has determined that the Merger will constitute an asset acquisition, it will not record goodwill in its accounting for the Merger.

•	Explain how you are accounting for Termination Consideration paid to HEL.

The Company has revised the proxy statement in accordance with the Staff’s comment. Please see page 54 of the revised proxy statement.

2.	We reference the disclosure that the Merger Consideration is contingent upon HEL delivering certain pipeline business opportunities following the Merger. Clarify how you calculated the fair value of the contingent consideration:

The Company has revised the proxy statement in accordance with the Staff’s comment. Please see pages 54-55 of the revised proxy statement.

*         *         *         *         *

We believe that the above is responsive to your comments. If we can be of assistance in facilitating the staff’s review, please contact the undersigned at (518) 218-2511 or jthomas@mtiinstruments.com.

Sincerely,

Jessica L. Thomas
CFO